

May 29, 2013

<u>Via E-mail</u>
Bipin C. Shah
Chief Executive Officer
Universal Business Payment Solutions Acquisition Corporation
1175 Lancaster Avenue, Suite 100
Berwyn, PA 19312

Re: **Universal Business Payment Solutions Acquisition Corporation**
 Amendment No. 1 to Registration Statement on Form S-3
 Filed April 30, 2013
 File No. 333-187339
 Form 10-K for the Fiscal Year Ended September 30, 2012
 Filed January 14, 2013
 File No. 001-35170
 Form 10-K for the Transition Period from October 1, 2012 to December 31, 2012
 Filed April 12, 2013
 File No. 001-35170

Dear Mr. Shah:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form S-3 Filed on April 30, 2013</u>

<u>General</u>

1. We note that members of your management, principal stockholders, and their respective affiliates are offering a substantial amount of shares for resale on your Form S-3 registration statement. Please explain to us why you believe your affiliates are eligible to offer their shares on Form S-3 pursuant to General Instruction I.B.3 in light of the

       restrictions in Rule 145(c) of Regulation C. Since you were a shell company within the past 12 months, it appears that these affiliates would be presumed to be underwriters and subject to the waiting periods required by Rule 144.

2.   Please revise where appropriate to clarify whether the shares held in escrow for WLES, L.P. have voting rights prior to their release.

Risk Factors, page 5

3.   Please add a risk factor to address management's conclusion that your disclosure controls and procedures and internal control over financial reporting were not effective due to material weaknesses.

4.   Please add a risk factor to clarify that you may be unable to pay the $5 million contingent consideration payment to WLES if you meet the stock price targets.

Selling Stockholders, page 15

5.   Please revise to clarify whether any selling stockholder, other than Wolf Creek Partners, L.P. and Wolf Creek Investors (Bermuda) L.P., are broker-dealers or are affiliated with broker-dealers.

6.   Please revise to identify the natural persons that control the entities listed in your selling stockholders table.

7.   We note that you have not indicated the position or office of your chief executive officer or other officers and directors listed in the table. Please note that Item 507 of Regulation S-K requires that you identify all such material relationships. Please revise accordingly.

8.   Please disclose in this section as of the most recent practicable date the number of shares of common stock outstanding on which the disclosure in the table is based.

9.   Please clarify whether Ira Lubert is related to your director Jonathan M. Lubert.

Incorporation By Reference, page 22

10.   Please note that Item 12 of Form S-3 permits you to incorporate by reference your latest annual report on Form 10-K and those documents listed in paragraph (2) of the item filed since the end of the fiscal year covered by your annual report, which includes your Form 10-Q filed on May 14, 2013. Please revise accordingly.

Other

11.   Please revise to provide the disclosure required by Item 510 of Regulation S-K or the

appropriate undertaking in Item 512.

Part II

General

12.   Please revise to provide the disclosures required by Part II of Form S-3.

Exhibits

13.   Please provide a revised legal opinion that removes the disclaimer that counsel do not purport to be experts in Delaware law. Further, the legal opinion should also remove the language that the opinion was prepared "for your use solely," as stockholders are entitled to rely on the legal opinion. Please refer to Section II.B.3 of Staff Legal Bulletin No. 19 (CF) for further guidance.

Form 10-K for the Fiscal Year Ended September 30, 2012

Management's Report on Internal Control over Financial Reporting, page 36

14.   Please revise to provide a report on internal control over financial reporting that complies with each of the requirements specified under Item 308 of Regulation S-K. This comment also applies to your Form 10-K for the transition period from October 1, 2012 to December 31, 2012.

Report of Independent Registered Public Accounting Firm, page 48

15.   We note that the report of your independent registered public accounting firm does not reference the period from November 10, 2010 (inception) through September 30, 2012. Please revise to include an audit report that covers all of the financial statement periods presented in the filing. Please refer to Rule 2-02(c) of Regulation S-X and AU Section 508(h).

Form 10-K for the Transition Period from October 1, 2012 to December 31, 2012

General

16.   Please revise to provide a consent from your independent registered public accounting firm. Please refer to Item 601(b)(23) of Regulation S-K.

Closing of Completed Transactions, page 5

17.   Please revise to clarify how the cash paid to WLES was reduced from $28 million to $6.8 million upon the close of the merger with JetPay.

18.   In light of the redemption of your outstanding warrants on December 28, 2012, please revise to clarify stock price targets needed for WLES to receive the additional $5 million in cash and 833,333 shares of common stock.

19.   Please revise to describe the conditions necessary for you to release the escrow shares and cash to WLES.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

20.   Please revise your management's discussion and analysis to provide quantitative and qualitative disclosure that focuses on the analysis of material trends, events and uncertainties. Your discussion should focus on items that will affect your results of operations, capital resources and liquidity and describe key metrics used by management. Currently, your overview section is merely a summary of your business and transactions since your inception. Your management's discussion and analysis should give readers a view of the company through the eyes of management. For further guidance, see Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Compensation, page 47

21.   Please clarify whether you currently have employment agreements with Messrs. C. Nicholas Antich or Trent Voigt or whether they had employment agreements with AD Computer or JetPay, respectively, prior to the merger. If so, please file these agreements pursuant to Item 601(b)(10) of Regulation S-K or tell us why they are not required to be filed.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 63

22.   Please clarify the nature of your contractual arrangements with merchants and credit card payment processors and tell us whether you recognize revenue on a gross or net basis. As part of your response, please include an assessment of the gross and net indicators in ASC 605-45-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        James Lebovitz, Esq.
        Dechert LLP